# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OS Therapies Incorporated, CIK 0001795091
CUSIP: 68764Y207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 115 Pullman Crossing Road, Suite #103, Grasonville, Maryland (MD), 21638
Date of event which requires filing of this statement: 04/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001100397

## Reporting persons
- AYALA PHARMACEUTICALS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 2,164,215; shared voting power 0; sole dispositive power 2,164,215; shared dispositive power 0; aggregate amount beneficially owned 2,164,215 (9.99% of the class)
  Comment: With regard to Rows (5), (7) and (9), please see Item 4.
  
  Row (11) is based on 21,663,811 shares of Common Stock reported as outstanding as of March 28, 2025 in the Issuer's Annual Report on Form 10-K, filed with the SEC on March 31, 2025.

## Item 1. Issuer
Name of issuer: OS Therapies Incorporated
Address of issuer's principal executive offices: 115 Pullman Crossing Road, Suite #103, Grasonville, MD, 21638

## Item 2. Person Filing
Name of person filing: Ayala Pharmaceuticals, Inc. ("Ayala")
Address of principal business office or, if none, residence: 21 Brownlee Place, Suite # 327 Basking Ridge, NJ 07920-9998
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,164,215 shares of Common Stock. Such shares exclude (i) a warrant issued to Ayala to purchase 2,166,381 shares of Common Stock (the "Warrant" and the shares of Common Stock issuable thereunder, the "Warrant Shares") and (ii) subject to obtaining approval of the stockholders of the Issuer, issuance to Ayala of an additional 444,041 shares of Common Stock (the "Additional Consideration Shares"). The Warrant may not be exercised to the extent that the holder, together with its affiliates, would beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (the "Beneficial Ownership Limitation"), which percentage may be changed at a holder's election upon 61 days' notice to the Issuer. Accordingly, subject to the Beneficial Ownership Limitation and said stockholder approval, Ayala may be deemed to beneficially own the Warrant Shares and the Additional Consideration Shares.
Percent of class: See Row (11) of the cover page of the Reporting Person above.
Sole power to vote or to direct the vote: See Row (5) of the cover page of the Reporting Person above and note in Item 4 above
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See Row (7) of the cover page of the Reporting Person above and note in Item 4 above.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AYALA PHARMACEUTICALS, INC.: /s/ Sarit Steinberg, Sarit Steinberg /President (04/16/2025)